SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2011

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders pursuant to a board resolution adopted on June 16, 2011, and seeks the attendance of its shareholders:

1.	Date / Time: July 5, 2011 / 14:00(Seoul Time)

2.	Location: 167 Samseong-dong, Gangnam-gu, Seoul 135-791

      Korea Electric Power Corporation, Main Building (20th Floor)

3.	Meeting agendum: Appointment of a non-standing director as a member of the

            Audit Committee

4.	Details of information:

Nominee	Details of Information
Kim, Kyung-Min

•    Date of Birth: June 29, 1954

•    Current Position

–   Non-standing director, KEPCO

–   Professor, Department of Political Science and Diplomacy, Hanyang University

–   Member, Government performance evaluation committee of the Prime Minister’s Office

•    Education: Ph.D. in Political science, University of Missouri

•    Nationality: Republic of Korea

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-Keun
Name: Shin, Chang-Keun
Title: Vice President

Date: June 17, 2011